November 13, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Sawai Pharmaceutical Co., Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted October 9, 2020

CIK No. 0001816901

Ladies and Gentlemen:

This is to inform you that Sawai Pharmaceutical Co., Ltd. (“Sawai Pharmaceutical”) is confidentially submitting today Amendment No. 3 (“Amendment No. 3”) to its draft Registration Statement on Form F-4 (the “Draft Registration Statement”) via EDGAR. Amendment No. 3 includes, as Appendix C to the preliminary prospectus that forms part of the Draft Registration Statement, unaudited summary financial information of Sawai Pharmaceutical as of and for the six months ended September 30, 2020.

Sawai Pharmaceutical has not included as part of the submission of Amendment No. 3 all of the exhibits that are required to be included. Sawai Pharmaceutical plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

Please do not hesitate to contact me by telephone at +81-3-5251-0232 or by email at masahisa.ikeda@shearman.com, or Toshiro Mochizuki by telephone at +81-3-5251-0210 or by email at toshiro.mochizuki@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Kazuhiko Sueyoshi, Director and Chief Financial Officer of Sawai Pharmaceutical